Exhibit 99.2

Sundance Energy Australia Limited Announces ADR Conversion Program

DENVER, CO November 14, 2016 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), is a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford and Greater Anadarko Basin.

As previously announced, Sundance Energy Australia Limited (“Sundance”) maintains a sponsored American Depositary Receipt (“ADR”) program with The Bank of New York Mellon (“BNYM”). An ADR is an issued receipt that represents ordinary shares of a company based outside the United States that are held in custody in respect of the ADR program. The ADRs of Sundance are traded on the NASDAQ market under the symbol “SNDE.” Each ADR represents ownership of 100 (one-hundred) Sundance ordinary shares.

Existing shareholders may consider owning Sundance through ADRs. Specifically:

•                  Sundance’s ADRs trade on a U.S. securities exchange just like other U.S. publicly traded securities.

•                  ADRs are traded and quoted in U.S. dollars and are cleared and transferred in the same manner as U.S. stocks.

•                  After conversion, ADR holders can either set up a direct registration account to become a registered shareholder or hold ADRs through brokers via The Depository Trust Company and become a beneficial shareholder.

Sundance is pleased to announce that no issuance fee for the conversion of ordinary shares into ADRs will be charged by BNYM from November 15, 2016 through December 15, 2016. For further information regarding the ADRs, including other applicable fees and terms and conditions of the ADRs, please see Sundance’s registration statements on Form 8-A12B and Form F-6, each filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. Should you be interested in converting your ordinary shares into ADRs, please contact:

The Bank of New York Mellon

ADR Division

101 Barclay Street, 22 West

New York, N.Y. 10286

Violet Pagan

Tel: (212) 815-2276

Fax: (212) 571-3050

E-mail: violet.pagan@bnymellon.com

or

ADR Desk

(212) 815-4245

This communication is for general information purposes only. Conversion of your shareholding is wholly voluntary. Neither Sundance nor the depositary is providing any advice, recommendation or endorsement with respect to the conversion of shareholdings into ADRs. Nothing herein shall be deemed to constitute an offer or a solicitation of an offer to buy securities. The depositary makes certain payments to, and shares revenue with, Sundance from the fees collected from ADR holders as disclosed in Sundance’s registration statements on Form 8-A12B and Form F-6 available at www.sec.gov. ADRs are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by, the depositary and are subject to investment risks.

Should you decide not to participate in the ADR program, no action will be required on your part.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Greater Anadarko Basins. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: (303) 543-5703	Tel: 61 8 8363 0388

Jon Kruljac, VP Investor Relations & Capital Markets
Tel: (303) 520-7479